UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

Garrett Motion Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

366505105

(CUSIP Number)

Seth A. Klarman,  The Baupost Group, L.L.C.  10 ST JAMES AVE  BOSTON,  Massachusetts  02116  Phone : (617) 210-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BAUPOST GROUP LLC/MA 04-3402144

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,575,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,575,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,575,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.72%

14	TYPE OF REPORTING PERSON
IA

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Baupost Group GP, L.L.C. 82-3254604

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,575,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,575,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,575,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.72%

14	TYPE OF REPORTING PERSON
HC

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Seth A. Klarman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,575,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,575,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,575,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.72%

14	TYPE OF REPORTING PERSON
HC

Item 1.	Security and Issuer

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) by the Reporting Persons with respect to the Common Stock of the Issuer on October 23, 2020 (the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined. Except as specifically provided herein, this amendment (“Amendment No. 3”) does not modify any of the information previously reported in the Schedule 13D.

Item 2.	Identity and Background

(a)

(b)

(c)

(d)

(e)

(f)

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 4 is hereby amended by adding the following:

On December 21, 2020, counsel representing the Equity Commitment Parties and Honeywell sent a letter (the “December 21 Letter”) to the Company’s counsel regarding potential modifications to the Proposed Plan contemplated by the Second A&R Coordination Agreement. The December 21 Letter is attached hereto as Exhibit 99.1 and incorporated herein by reference.

On December 22, 2020, the Equity Commitment Parties entered into the Third Amended and Restated Coordination Agreement (including the term sheet attached thereto, the “Third A&R Coordination Agreement”), by and among the Equity Commitment Parties, Honeywell and the Consenting Noteholders (as defined therein), in anticipation of submitting an alternative proposal for a plan of reorganization to the Company. The Third A&R Coordination Agreement amended and restated the Second A&R Coordination Agreement, entered into by the Equity Commitment Parties, Honeywell and the Consenting Noteholders on November 2, 2020, to (1) incorporate certain economic changes to the Proposed Plan and (2) extend the milestones for filing a plan and consummating the Proposed Plan. The foregoing description of the Third A&R Coordination Agreement is qualified in its entirety by the terms and conditions of Third A&R Coordination Agreement, which is filed as Exhibit 99.2 hereto.

The Proposed Plan and any potential modifications thereto have not been approved by the Company and are subject to milestones and conditions that may not occur or be satisfied. As such, there is no assurance that the Proposed Plan will be completed on the terms set forth in the December 21 Letter or the Third A&R Coordination Agreement, or at all.

The Shareholder Parties by themselves or with the Equity Commitment Parties, Honeywell and the Consenting Noteholders (to the extent they own Shares) may be deemed to constitute a group for purposes of Rule 13d-3 under the Act. The Reporting Persons anticipate that the other Equity Commitment Parties, Honeywell and the Consenting Noteholders will file separate statements of beneficial ownership on Schedule 13D pursuant to Rule 13d-1(k)(2) under the Act, and any amendments thereto, containing their required information. The Reporting Persons assume no responsibility for the information contained in any filings by any other person. The Reporting Persons expressly disclaim beneficial ownership of any securities beneficially owned or acquired by any other person except to the extent of their pecuniary interest therein. As of the date of this Amendment No. 3, based on information provided by the other Equity Commitment Parties, Honeywell and the Consenting Noteholders, the Reporting Persons believe that the Equity Commitment Parties, Honeywell and the Consenting Noteholders beneficially own in the aggregate 57.4% of the 75,788,279 outstanding Shares, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2020.

(a)

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)

(b)

(c)

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

(d)

(e)

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 is incorporated by reference into this Item 6.

Item 7.	Material to Be Filed as Exhibits

The following documents are filed as exhibits to this Statement:

Exhibit 99.1: Letter dated December 21, 2020, by and among the parties identified therein (incorporated by reference to Exhibit 99.1 to Cyrus Capital Partners, L.P.’s Amendment No. 4 to Schedule 13D filed on December 23, 2020).

Exhibit 99.2: Third Amended and Restated Coordination Agreement dated December 21, 2020, by and among the parties identified therein (incorporated by reference to Exhibit 99.2 to Cyrus Capital Partners, L.P.’s Amendment No. 4 to Schedule 13D filed on December 23, 2020).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Baupost Group, L.L.C.

December 23, 2020	By:	/s/ Seth A. Klarman
Chief Executive Officer

Baupost Group GP, L.L.C.

December 23, 2020	By:	/s/ Seth A. Klarman
Managing Member

Seth A. Klarman

December 23, 2020	By:	/s/ Seth A. Klarman

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)